LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

December 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K/A for the fiscal year ended December 31, 2012

Filed October 25, 2013

Form 10-Q/A for the quarterly period ended June 30, 2013

Filed October 25, 2013

File No. 0-54049

Dear Mr. Humphrey:

We herein provide the following responses to your comment letter dated December 18, 2013, regarding the above-mentioned Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, as amended, for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 10-K/A (the “Amended 10-K/A”) and an amended Form 10-Q/A (the “Amended 10-Q/A”) in conjunction with this comment response to address the comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012, Second Amended

Financial Statements

Consolidated Statements of Stockholders’ Deficit, page F -6

1.

With regard to the 10,000,000 shares of Series B Preferred Stock issued to GAC Automotive Services, Inc., your wholly-owned subsidiary, please note that pursuant to ASC Topic 810-10-45-5, shares of the parent held by a subsidiary shall not be treated as outstanding shares in the consolidated statement of financial position and, therefore, shall be eliminated in the consolidated financial statements and reflected as treasury shares. Please revise your financial statements accordingly.

The Company has made the applicable revisions in the Amended 10-K/A.

Note 13. Subsequent Events, page F-28

2.

Please revise the last sentence of the last paragraph in this note to indicate that “the attached” refers to the Memorandum Decision and Order filed as Exhibit 99.1 to the Amended 10-Q/A for June 30, 2013.

The Company has made the applicable revision in the Amended 10-K/A.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

December 30, 2013

Note 14. Restatement, page F-29

3.

As previously requested, please expand Note 14 to indicate that you restated your nine months ended September 30, 2012 interim financial statements. As previously noted, the additional disclosures should provide significant details regarding these specific restatement adjustments.

The Company has added the additional disclosure in the Amended 10-K/A.

Exhibit 32.1 Certification

4.

Please update the first paragraph to disclose that Mr. Ian Hobday is the Chief Executive Officer, rather than Mr. Fred Luke.

The Company has made this correction in the Amended 10-K/A.

Form 10-Q/A for the Quarterly Period Ended June 30, 2013, First Amended

Condensed Consolidated Statements of Operations, page 8

5.

We note that you reclassified stock based compensation out of general and administrative expenses to other income (expense).  On page 34, you indicate that these shares were issued in connection with the settlement of agreements.  Please tell us and expand your interim footnotes and M&DA to describe the nature of the agreements that were settled with shares.  To the extent the agreements pertained to operating activities, please reclassify the amounts as a component of loss, before other expenses.

The Company has added the addition disclosure in the Amended 10-Q.

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

December 30, 2013

[Green Automotive Company Letterhead]

December 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K/A for the fiscal year ended December 31, 2012

Filed October 25, 2013

Form 10-Q/A for the quarterly period ended June 30, 2013

Filed October 25, 2013

File No. 0-54049

Dear Mr. Humphrey:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filings filed with the Commission on December 30, 2013:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Ian Hobday
Ian Hobday
Chief Executive Officer